Annual Report

Cover Page

Name of issuer:

Goddess Mousse, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **1/22/2022**

Physical address of issuer:

205 NE Rosa Parks Way
Goddess Mousse
Portland OR 97211

Website of issuer:

https://goddessmousse.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

Most recent fiscal year- Prior fiscal

	end:	year-end:
Total Assets:	$113,546.92	$99,930.10
Cash & Cash Equivalents:	$59,934.11	$95,930.10
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$22,949.47	$38,286.01
Cost of Goods Sold:	$25,544.49	$16,450.47
Taxes Paid:	$600.00	$1,098.61
Net Income:	($60,681.71)	($32,837.18)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Goddess Mousse, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kellan Navarre	CEO	Goddess Mousse	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kellan Navarre	CEO	2022
Kellan Navarre	Secretary	2022
Kellan Navarre	President	2022
Kellan Navarre	Treasurer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kellan Navarre	4000000.0 Common Stock	98.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Changes in consumer preferences could adversely affect our business. The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand.

Our business expansion goals are focused on selling into brick & mortar grocery outlets.
A risk when selling into larger retail chains is the potential for high costs associated with distribution and trade spend. These costs may include slotting fees, which are fees charged by the retailer for a product to be placed on their shelves, distributor charge backs, and deductions for spoiled products or unsold inventory. The costs to expand into retail can significantly impact profitability and cash flow, making it important for the Company to carefully evaluate and strategize the financial implications of scaling into larger retail chains. Distribution deductions and unit economics must be carefully managed in order to ensure profitability and cash flow.

An increase in the cost of raw materials or energy as a result of unpredictable disturbances in climate or supply chain could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, ingredients, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials, ingredients, or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses

Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, as well as the Company's need to conduct product development, expand sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, build brand awareness, expand product and service offerings, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth into targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company's scalability is dependent on access to co-manufacturing equipment, operations, and production. A loss of co-manufacturing relationship, or failure to timely identify and establish relationships with a new co-manufacturer, could inhibit the Company's production, cash flows, and revenues. In the event that a new co-manufacturing partner is sought, there is no assurance that additional capacity will be available when required on acceptable terms or at all. An interruption in, or the loss of operations at, co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of the Company's products, which could have a material adverse effect on the Company's operations and financial condition, until manufacturing interruptions are resolved or an alternate source of production is secured.

The amount of capital the Company is attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain the business plan. If the company undertakes further equity or debt financing, it may be

dilutive to existing stockholders and investors in this offering, or result in an issuance of securities whose rights, preferences, and privileges are senior to those of other stockholders. There is no guarantee that the Company will be able to raise capital in future equity offerings to execute its business plans. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that the Company will be successful in attracting and retaining other personnel required to successfully grow the business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	4,050,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	None outstanding.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2025	Regulation D, Rule 506(c)	SAFE	$70,000	General operations
5/2025	Regulation Crowdfunding	SAFE	$106,510	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Indulgent vegan desserts that satisfy sweet cravings and nourish wellbeing

Milestones

Goddess Mousse, Inc. was incorporated in the State of Delaware in January 2022.

Since then, we have:

- First company to create scalable shelf life in fresh desserts with cold pasteurization

- First tofu mousse brand to market, differentiating with non-dairy creaminess and complete protein

- Competed against dairy brands to win Startup CPG's Shelfie Award for best dessert

- In 2023, we doubled our revenues and tripled our retail velocities

- From 2024 to 2025, we increased our wholesale retail revenue within existing accounts by 30%

- In 2025, we completed a pre-seed community round to commercialize our manufacturing and position our operations for national scale

- In 2026, we are launching our rebranded and extended shelf life products into all New Seasons Market and Market of Choice locations throughout the Pacific Northwest

- 40%+ gross margins and path to profitability in 2027 (not guaranteed)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $22,949.47 compared to the year ended December 31, 2024, when the Company had revenues of $38,286.01. Our gross margin was -11.31% in fiscal year 2025, and 57.03% in 2024. The negative gross margin in 2025 reflects our R&D and inventory transition period and is not indicative of our commercial margin structure going forward.

- *Assets*. As of December 31, 2025, the Company had total assets of $113,546.92, including $59,934.11 in cash. As of December 31, 2024, the Company had $99,930.10 in total assets, including $95,930.10 in cash.

- *Net Loss*. The Company has had net losses of $60,681.71 and net losses of $32,837.18 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2025 and $0 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $176,510 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Goddess Mousse, Inc. cash in hand is $52,402.24, as of April 2026. Over the last three months, revenues have averaged $1,450/month, cost of goods sold has averaged $5,344/month, and operational expenses have averaged $1,822/month, for an average burn rate of $5,716 per month. This burn rate reflects our R&D and inventory purchasing transition period. With those projects now complete and commercial operations launching in June 2026, we expect our monthly burn to shift towards a breakeven operating income from product revenue. Our $52,402 in cash is reserved primarily for completing our food safety plan, then funding COGS, receivables, and unforeseen circumstances rather than covering R&D CapEx. Our intent is to be profitable in 12 months.

In 2024 and 2025, we reduced participation in direct-to-consumer farmers markets to reallocate time toward fundraising and completing the R&D projects we raised funding for: food science, co-manufacturing, packaging, and brand design. While farmers markets generate strong margins and immediate cash flow, they are not a scalable growth channel. Our last market was in November 2025. Despite the decline in top-line revenue, wholesale retail revenue within existing accounts grew 30% between 2024 and 2025, demonstrating our strategy of building depth and strengthening velocities within current accounts before pursuing broader distribution. Our priorities in 2024–2025 were not top-line revenue growth. They were:

(1) executing on the projects our investors funded that position the brand for scale and (2) deepening sales within our current accounts while (3) living on a minimal overhead budget to execute these priorities. As founder compensation was not included in this pre-seed round, I covered my living expenses through substitute teaching. We expect to begin generating revenue with a retail launch in early June 2026, following our first commercial production run targeted for late May. Our initial distribution footprint of 34 doors across New Seasons Market and Market of Choice, with a potential increase to 40 doors comprising six local specialty stores and co-ops, forms the basis of our near-term revenue projections.

Projecting 12 units per store per week, an averaged total across 3 SKUs and 40 doors, we forecast approximately $24,700 in net revenue over the first 90 days, with a 40% gross margin yielding roughly $9,900 in gross profit before operational expenses. We will launch on a 60-day promo at a wholesale price of $4.30 ($6.99 SRP), transitioning to full price at $4.80 wholesale ($7.99 SRP) for the next 30 days. We recognize product will likely move faster during the promotional period and have averaged velocity across the full 90 days to keep our projections conservative.

60 days (8.5 weeks) on promo:
-Wholesale: $4.30 → after B-Line 10%: $3.87/unit
-12 units x 40 stores x 8.5 weeks = 4,080 units
-Net Revenue: 4,080 x $3.87 = $15,790
-Gross profit (40%) before operational expenses: $6,316
30 days (4.3 weeks) full price:
-Wholesale: $4.80 → after B-Line 10%: $4.32/unit
-12 units x 40 stores x 4.3 weeks = 2,064 units
-Net Revenue: 2,064 x $4.32 = $8,916
-Gross profit (40%) before operational expenses: $3,566
90-day totals:
-Net revenue: $24,706
-Gross profit: $9,882
-COGS: $14,824

Given 30-day net terms, we anticipate receiving our first retail check in early July. Our primary costs over the next 3-6 months will be COGS for each monthly production run, B-Line delivery at 10% off-invoice, in-store demo costs, and operational expenses. Demoing in stores throughout the summer will support sell-through and trial in our backyard accounts.

Our operational expenses over the 90-day window are projected at $9,800, comprising a $2,000 extended C-Corp tax return, $5,000 founder stipend for living expenses, $1,500 for demo travel, $300 for B-Line storage, and $1,000 for marketing. Against a gross profit of approximately $9,900, we project a near-breakeven operating income within our first 90-day retail test.

While a breakeven operating income across 40 doors does not generate the profitability needed to reinvest in growth, our 40% gross margin accounts for packaging costs which have already been purchased using investment capital and will not be drawn from revenue. As a result, our actual cash

flow will exceed our projected gross profit during this period, supported by $40,000 reserved for COGS, receivables, and unforeseen circumstances.
Our 90-day velocity data will form the basis for regional expansion into Met Markets, PCC, and Whole Foods, which we project to drive revenue growth and sustained positive operating income through 2026 and 2027. If additional capital is needed for regional expansion, we plan to leverage bridge lending through Prosper Portland. We do intend to raise again once we've proven our positioning in the regional market and are ready to pursue national leadership in the category.

We have $40,000 in capital from our raise reserved for receivables and production costs during our 90-day launch window and into the months following, when we plan to pursue expansion into Seattle and Northern California. Our retail and delivery partners operate on 30-day net terms, which keeps our cash cycle manageable. Additionally, because packaging has been pre-purchased with investment capital, it will not draw from revenue, which strengthens our near-term cash position.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kellan Navarre, certify that:

(1) the financial statements of Goddess Mousse, Inc.

included in this Form are true and complete in all material respects ; and

(2) the financial information of Goddess Mousse, Inc. included in this Form reflects accurately the information reported on the tax return for Goddess Mousse, Inc. filed for the most recently completed fiscal year.



Kellan Navarre

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that

Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://goddessmousse.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Kellan Navarre

Appendix E: Supporting Documents

ttw_communications_144591_005708.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Kellan Navarre

Appendix E: Supporting Documents

ttw_communications_144591_005708.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Goddess Mousse, Inc.

By

Kellan Navarre

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kellan Navarre

Founder
4/9/2026